FILE NO. 70-10184

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                       AMENDMENT NO. 2
                             TO
                          FORM U-1

                   APPLICATION/DECLARATION

                            UNDER

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


The Connecticut Light and Power Company     Public Service Company of
CL&P Receivables Corporation                  New Hampshire
NU Enterprises, Inc.                        Properties, Inc.
Northeast Generation Services Company       North Atlantic Energy
Woods Network Services, Inc.                  Corporation
NGS Mechanical, Inc.                        North Atlantic Energy
E. S. Boulos Company                          Services Corp.
Woods Electrical Co., Inc.                  Energy Park
Northeast Generation Company                780 North Commercial Street
Select Energy, Inc.                         Manchester, NH 03101
Select Energy New York, Inc.
The Rocky River Realty Company              Select Energy Services, Inc.
The Quinnehtuk Company                      Reeds Ferry Supply Co., Inc.
Charter Oak Energy, Inc.                    Select Energy Contracting,
Mode 1 Communications, Inc.                   Inc.
Northeast Utilities Service Company         HEC/Tobyhanna Energy
Yankee Energy System, Inc.                    Project, Inc.
Yankee Gas Services Company                 24 Prime Parkway
Yankee Energy Financial Services Company    Natick, MA 01760
Northeast Nuclear Energy Company
NorConn Properties, Inc.                    Northeast Utilities
Yankee Energy Services Company              Western Massachusetts
107 Selden Street                             Electric Company
Berlin, CT 06037                            One Federal Street,
                                              Building 111-4
                                            Springfield, MA 01105

                                            Holyoke Water Power
                                              Company
                                            Holyoke Power and
                                              Electric Company
                                            One Canal Street
                                            Holyoke, MA 01040

(Name of companies filing this statement and addresses of principal executive offices)

                     NORTHEAST UTILITIES
          (Name of top registered holding company)

                   Gregory B. Butler, Esq.
    Senior Vice President, Secretary and General Counsel
             Northeast Utilities Service Company
                        P.O. Box 270
                   Hartford, CT 06141-0270
           (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to

     Jeffrey C. Miller                   David R. McHale
     Assistant General Counsel           Vice President and Treasurer
     Northeast Utilities                 Northeast Utilities
       Service Company                     Service Company
     P.O. Box 270                        P.O. Box 270
     Hartford, CT 06141-0270             Hartford, CT 06141-0270

      The Application/Declaration in this file as heretofore amended is hereby further amended and restated to read as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.

1. Northeast Utilities ("NU"), a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "Act") and The Connecticut Light and Power Company and its subsidiary CL&P Receivables Corporation, Western Massachusetts Electric Company, Public Service Company of New Hampshire and it subsidiary Properties, Inc., Holyoke Water Power Company and its subsidiary Holyoke Power and Electric Company, North Atlantic Energy Corporation, North Atlantic Energy Service Corporation, Northeast Nuclear Energy Company, The Rocky River Realty Company, The Quinnehtuk Company, Charter Oak Energy, Inc., and Northeast Utilities Service Company, each a wholly-owned subsidiary of NU, Yankee Energy System, Inc. ("Yankee Energy"), a wholly-owned public utility holding company subsidiary of NU and its wholly-owned subsidiaries, Yankee Gas Services Company, Yankee Energy Financial Services Company, Yankee Energy Services Company and NorConn Properties, Inc.; and NU Enterprises, Inc., a wholly owned nonutility holding company subsidiary of NU, and its direct and indirect wholly-owned subsidiaries, Northeast Generation Company, Northeast Generation Services Company and its subsidiaries, NGS Mechanical, Inc., E. S. Boulos Company, and Woods Electrical Company, Inc., Select Energy, Inc. and its subsidiary Select Energy New York, Inc., Select Energy Services, Inc., and its subsidiaries Reeds Ferry Supply, Co., Inc., HEC/Tobyhanna Energy Project, Inc. and Select Energy Contracting, Inc., Mode 1 Communications, Inc. and Woods Network Services, Inc., (collectively, the "Subsidiaries" and collectively with NU, the "Applicants") submit this application/declaration (the "Application") pursuant to Section 12 of the Act and Rule 45 thereunder to seek approval for the amendment of the NU System Tax Allocation Agreement such that NU will retain the benefit (in the form of the reduction in consolidated tax) that is attributable to tax losses incurred by it in connection with the Acquisition Debt (as defined herein), rather than generally provide such tax benefit to its Subsidiaries.

2. On March 1, 2000 pursuant to Commission order, NU acquired Yankee Energy System, Inc. ("Yankee Energy") (see Northeast Utilities, Holding Co. Act Release No.35-27127, January 31, 2000). In connection with this acquisition, on March 1, 2000, NU entered into a $266 million one-year bank term loan facility under which $263 million was borrowed.
On February 28, 2001, NU repaid this facility with the proceeds of a $263 million floating rate senior note issuance. The senior note issuance bore an effective rate of 6.9% at February 28, 2001 and was scheduled to mature in February 2003. In April 2002, NU issued $263 million of 10-year senior unsecured notes carrying a coupon rate of 7.25% which mature April 1, 2012. The proceeds from this issuance ("YES Debt") were used to redeem the floating rate notes. The annual interest payment on the YES Debt is approximately $19.1 million. See Holding Co. Act Release. No. 35-27127 (January 31, 2000). At an assumed rate of 35%, the tax benefit to NU is $6,650,000.

3. For purposes of this Application, "Acquisition Debt" means the YES Debt and indebtedness that may be incurred by NU to refinance such indebtedness.

4. The Applicants request that the Commission authorize NU and its Subsidiaries to amend and restate the Amended and Restated Tax Allocation Agreement, as amended (the "Current Agreement") of the NU system companies in the manner set forth in the Second Amended and Restated Tax Allocation Agreement that is filed herewith as Exhibit B-2 (the "Proposed Amended Tax Allocation Agreement"). The Current Agreement under which taxes are allocated among the Applicants complies with Rule 45(c) under the Act. The Current Agreement is dated as of January 1, 1990 and was filed as Exhibit D to NU's 1994 Form U5S. A First Amendment to the Current Agreement dated as of October 26, 1998 was filed as Exhibit D to NU's 1997 U5S, and a Second Amendment dated as of March 1, 2000 was filed as Exhibit D.3 to NU's 2000 U5S. All such Amendments were in conformity with Rule 45(c) and did not require Commission approval.

5. Under the Proposed Amended Tax Allocation Agreement, the consolidated tax would generally be allocated among the members of the group in proportion to the separate return tax of each member, provided that the tax apportioned to any Subsidiary of NU will not exceed the "separate return tax" of such Subsidiary with NU allocating the benefits of its own losses generally to its Subsidiaries.<FN1> This is the method of allocation required under Rule 45(c)(2)(ii).

6. The Proposed Amended Tax Allocation Agreement further provides that NU will retain the benefit attributable to tax losses it incurs in connection with the Acquisition Debt, rather than reallocate such benefit to its Subsidiaries. This would be effective for the tax year beginning January 1, 2004 and end when the Acquisition Debt, and any refinancings thereof, have been paid off. In this respect, the proposed Amended Tax Allocation Agreement does not comply with all of the requirements of Rule 45(c) and requires Commission approval. The Proposed Amended Tax Allocation Agreement will therefore have the effect of assigning the tax benefit associated with the interest expense on the Acquisition Debt to the entity that is legally obligated for its payment - NU. At the same time, in accordance with Rule 45(c)(2), the portion of the consolidated tax allocated to any of the Subsidiaries will not exceed the "separate return tax" of such Subsidiary (the "separate return limitation"). Thus, the Proposed Amended Tax Allocation Agreement will not have the effect of shifting a larger portion of the group's tax liability to any member of the group than such company would otherwise pay on a separate return basis. Exhibit K-1 illustrates the difference between the Rule 45(c) method and the proposed method in the amounts of tax that would have been allocated to the members of the NU System based on a hypothetical set of facts.

7.    A legal analysis of the Proposed Amended Tax
Allocation Agreement, in light of the policies and purposes of Sections 12 and 13 of the Act and Rule 45, is contained in Item 3, below.

8. The Applicants agree to provide a Rule 24 report in this proceeding, annually following each quarter in which they file a consolidated tax return, providing information showing (i) the calculation of the portion of NU's loss that is attributable to interest expense on Acquisition Debt and (ii) the actual allocation of federal income tax liability to each of the members of the consolidated group.

ITEM 2.  FEES, COMMISSION AND EXPENSE.

      The fees, commissions and expenses paid or incurred or to be incurred in connection with this Application are estimated at not more than $15,000.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.

The Proposed Amended Tax Allocation Agreement in General

1. Tax allocation agreements between a registered holding company and its subsidiaries must comply with Section 12 of the Act and Rule 45 thereunder. Rule 45(a) generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Approval under Rule 45(a) is not required for the filing of a consolidated tax return pursuant to a tax allocation agreement between eligible associate companies in a registered holding company system that complies with the terms of Rule 45(c). However, if a tax allocation agreement does not comply in all respects with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a).<FN2>

2. Rule 45(c)(2) provides that consolidated tax may be apportioned among the members of a group in proportion to each member's corporate taxable income or separate return tax, but, in either case, the amount of the tax apportioned to any subsidiary company may not exceed the separate return tax of such subsidiary. In other words, the amount of consolidated tax that is apportioned to any subsidiary company in a consolidated group may not exceed the amount of tax that such subsidiary company would have paid if such tax were computed as though such subsidiary company were not a member of a consolidated group.

3. Rule 45(c)(4) provides that a tax allocation agreement may exclude associate companies not having positive corporate taxable income for the year (i.e., loss companies) from a current allocation of the benefit of their losses, provided that the agreement gives each subsidiary carryover rights that can be used in future years to reduce their proportionate share of consolidated tax. Alternatively, under Rule 45(c)(5), the so-called "current payment" method, a tax allocation agreement may require that the associate companies with a positive allocation pay the amount so allocated and that subsidiary companies with a negative allocation receive current payment of their corporate tax credits. Specifically, Rule 45(c)(5) provides:

   The agreement may, instead of excluding members as provided in paragraph (c)(4), include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax, according to the allocation method chosen. An agreement under this paragraph shall provide that those associate companies with a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current payment of their corporate tax credits. The agreement shall provide a method for apportioning such payments, and for carrying over uncompensated benefits, if the consolidated loss is too large to be used in full. Such method may assign priorities to specified kinds of benefits.

4. Thus, under Rule 45(c)(5), only "subsidiary companies," as opposed to "associate companies" (which includes the holding company in a holding company system, as well as all subsidiary companies), are entitled to be paid for any negative allocation (i.e., losses or credits). The Proposed Amended Tax Allocation Agreement adopts the "current payment" method, but provides for NU to retain the tax savings attributable to the interest expense on the Acquisition Debt. The mechanism by which this is achieved is to include NU among the members of the consolidated group that are entitled to receive payments (i.e., negative allocations of tax) for their losses, but then limit the amount which members other than NU can receive to the portion of NU's loss that is not attributable to the interest expense on the Acquisition Debt.

5. In connection with the 1981 amendments to Rule 45, the Commission explained that the distinction between "associate companies," on the one hand, and "subsidiary companies," on the other, represented a policy decision to preclude the holding company from sharing in the consolidated return savings. The Commission noted that "[e]xploitation of utility companies by holding companies through asserted misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the enactment of the Act." <FN3> It should be noted, however, that the result in Rule 45(c)(5) is not dictated by the statute and, as the Commission has recognized, there is discretion on the part of the agency to approve tax allocation agreements that do not, by their terms, comply with Rule 45(c) - so long as the policies and provisions of the Act are otherwise satisfied. Thus, where NU is seeking only to retain the tax benefit attributable to the interest expense on the Acquisition Debt for which no other company in the NU system has any liability, the proposed arrangement will not give rise to the types of problems (e.g., upstream loans) that the Act was intended to address.

6.    In the instant situation, however, the
Acquisition Debt was not incurred to fund investments in NU's Subsidiaries, but rather to acquire the equity of Yankee Energy. Such debt represents indebtedness of NU, issued based on its creditworthiness and is non-recourse to the Subsidiaries. By incurring the Acquisition Debt, NU is creating tax deductions that are non-recourse to its Subsidiaries. As a result, NU should retain the benefits of those tax credits. Importantly, NU could not, without the approval of the commissions having jurisdiction over rates of its utility Subsidiaries, recover in rates of such utility Subsidiaries any costs, including the interest on the Acquisition Debt, associated with the acquisition of Yankee Energy, thus the allocation of tax under the Proposed Amended Tax Allocation Agreement would not result in any detriment to the customers of NU's utility Subsidiaries. Moreover, the Acquisition Debt is and will remain unsecured. Thus, the lenders will not have any call on the assets of NU's Subsidiaries or any security interest in the common stock of the Subsidiaries that is held by NU.

7. Although NU's Subsidiaries do not have any legal obligation for such debt, NU's ability to pay interest on, as well as to pay common stock dividends, is largely dependent upon its receipt of dividends from its Subsidiaries. Currently, NU projects that its dividends will be paid largely from current and retained earnings of the utility Subsidiaries, as allowed by Rule 46. Currently, NU is not projecting any change in its dividend policy. In addition, the Proposed Amended Tax Allocation Agreement will have no impact on the rates or revenue requirements of the utility Subsidiaries.

8. Finally, the amount of tax allocated to the utility Subsidiaries under the Proposed Amended Tax
Allocation Agreement will remain subject to the separate return limitation and no company will pay more than the amount it would pay as determined on a stand-alone basis.

The Proposed Tax Allocation Method Is Consistent With The
Policies And Purposes Of The Act

9. The Proposed Amended Tax Allocation Agreement is consistent with the policies and purposes of Section 12 of the Act. Section 12 neither prohibits a registered holding company from retaining the benefit of the tax attributes that it generates nor requires it to reallocate those tax attributes to its subsidiaries. Section 12 merely prohibits upstream loans or extensions of credit to a registered holding company,<FN5> and requires approval, by rule or by order, for any loan by a holding company, or any subsidiary thereof, to a subsidiary company. <FN6>

10. Moreover, the policy underlying Rule 45(c), as articulated by the Commission in its release proposing Rule 45(c), appears to have little or nothing to do with the circumstances presented in this case. In its proposing release, the Commission noted that the "[e]xploitation of utility companies by holding companies through asserted misallocation of consolidated tax return benefits" was among the abuses that led to the passage of the Act. <FN7> The Commission then explained:

    The corporate relationships required by the Act assure that the deductible corporate expenses of the holding company itself will always create a consolidated tax saving, since Section 13(a) of the Act precludes such expenses being passed on to the subsidiaries, through service charge or contract, so as to transform them into corporate deductions of the subsidiaries. In light of the legislative history referred to, an expense reimbursement of the holding company, in the guise of a tax allocation, would seem incongruous with Section
    13(a). The exclusion in our earlier rule of the holding company from sharing in consolidated return savings was intentional and will continue. These considerations do not apply to other companies in the group that incur losses. <FN8>

11. As this passage seems to suggest, the prohibition in Rule 45(c) of a registered holding company sharing in the consolidated tax savings appears to have been founded chiefly on Section 13(a) of the Act, which prohibits a registered holding company from entering into or performing any agreement for the sale of goods or provision of services or construction for a charge to any subsidiary company. In this case, however, NU is not seeking to recover its own corporate costs from its Subsidiaries, "in the guise of a tax allocation," by transforming them into deductible expenses of its Subsidiaries. Moreover, the Subsidiaries will not be reimbursing NU for the interest expense on the Acquisition Debt through the tax allocation mechanism. Instead, the "benefit" obtained by NU under the Proposed Amended Tax Allocation Agreement is attributable entirely to the lower income tax liability of the consolidated group that is attributable to NU's interest expense.

12.   In fact, the policies and purposes of Section
13(a), which was intended only to prohibit holding companies from "exacting tribute" from subsidiaries through excessive and often illusory service charges for management services, have no bearing on how NU and its Subsidiaries choose to allocate the tax savings associated with NU's interest expense. The interest expense on the Acquisition Debt represents a true cost of capital that NU has incurred for purposes unrelated to the operations of its Subsidiaries. It is important to consider that, if NU were to incur interest on debt the proceeds of which were used to fund loans to its Subsidiaries, the Act and the Commission's rules would allow NU to recover its cost of funds through interest charges to its Subsidiaries, and the policies and purposes of Section 13(a) would not come into play. Where, as in this case, NU's Subsidiaries have not assumed any legal obligation for the Acquisition Debt, it would not be detrimental to the Subsidiaries or to consumers if NU were to retain the benefit associated with its interest expense. Moreover, if NU were to allocate the tax savings attributable to the interest expense on the Acquisition Debt to those members of the group with a positive allocation the net effect would be the same as if NU made a capital contribution to those Subsidiaries.

13.   In National Grid Group plc, Holding Co. Act
Release No. 35-27154 (March 15, 2000), the Commission authorized National Grid Group and its subsidiaries to enter into a tax allocation agreement under which the tax benefit of the interest expense on acquisition debt would be allocated to the U.S. sub-holding company of National Grid Group that had incurred the debt. With one exception, the circumstances in that case are identical to those presented here. In National Grid, a U.S. sub-holding company of National Grid Group incurred approximately $3.2 billion of bank debt in order to finance the acquisition of New England Electric System ("NEES"). National Grid Group explained that, without the requested relief, it would suffer an increased U.K. tax liability since, under U.K. tax law, there is no system of consolidated tax groups similar to that under U.S. law. The applicant further explained that, under U.K. law, a loss member of a corporate group may "surrender" the loss to another member and thereby reduce the receiving company's taxable profits. National Grid Group stated that payment for the loss was necessary for two reasons: first, because under U.K. law, an agreement requiring an uncompensated surrender of tax benefits could possibly be voided under creditor protection law, and second, to assure that National Grid Group would receive appropriate tax credits under U.K. tax laws for the U.S. taxes paid by the U.S. sub-holding company. In approving the proposed tax allocation agreement, the Commission observed:

   It does not appear that approval of the Tax
   Allocation Agreement would lead to the abuses that section 12 is intended to prevent, and therefore approval will not be detrimental to the NEES Group and its consumers. The 'separate return' limitation will assure that the NEES'
   Utility Subsidiaries tax liability will not be higher than it otherwise would have been. In addition, the Financing Applicants note that the conditions applicable to our authorization with respect to dividend payments will provide additional protections. Consequently, the Tax
   Allocation Agreement does not provide a means for a foreign parent holding company to 'milk' the U.S.-organized companies.

   In addition, because the NEES Group has no obligation with respect to the Merger-Related
   Debt and the debt does not affect the NEES
   Group's financial position or credit, it is not inappropriate to exclude these companies from the benefits of the tax consequences arising out of the debt. Accordingly, we approve the use of the Tax Allocation Agreement. (footnote omitted).

14. NU's current circumstances do not involve any interplay between foreign and U.S. tax laws, and approval or disapproval of the Proposed Amended Tax Allocation Agreement will not have any effect on the overall amount of consolidated income tax that NU will pay. Nevertheless, it is clear that the Commission's approval of the tax allocation agreement in National Grid was based almost entirely upon its determination that the agreement would not lead to the abuses that Section 12 was intended to prevent; that the NEES utility subsidiaries' allocated share of the consolidated tax would be no higher than it would otherwise be on a separate return basis; that the U.S. subsidiaries had no obligation on the merger-related debt; and that the merger-related debt did not affect the NEES subsidiaries' financial position or credit. The fact that the proposed tax allocation agreement would reduce National Grid Group's overall U.S. and U.K. tax liability and enable National Grid Group to avoid other potential legal problems under U.K. law (associated with "surrendering" of tax attributes by any subsidiary) appears to have been a subordinate consideration.

15. The Commission has also authorized other registered public utility holding companies to enter into tax allocation agreements which have the effect of retaining the tax losses incurred in connection with acquisition debt, similar to the request herein. See, Pepco Holdings Inc., Holding Co. Act Release No. 35-27553, (July 24, 2002), Progress Energy, Inc., Holding Co. Act Release No. 35-27522 (April 18, 2002); Energy East Corporation, Holding Co. Act Release No. 35-27643 (January 28, 2003); NiSource Inc., Holding Co. Act Release No. 35-27567 (September 12, 2002) (collectively, the "Tax Allocation Orders").

16. NU's circumstances are substantially similar to those presented in National Grid and the other Tax Allocation Orders. The Proposed Amended Tax Allocation Agreement will not lead to the kinds of abuses Section 12 was intended to prevent (e.g., prohibition on upstream loans) and is not a device for transferring NU's expenses to its Subsidiaries. NU's Subsidiaries' allocated share of the consolidated return liability will be no greater than it would be if calculated on a separate return basis, as required by Rule 45(c). The utility Subsidiaries are not obligated, directly or indirectly, on the Acquisition Debt and the Proposed Amended Tax Allocation Agreement will not have the effect of shifting NU's tax losses incurred by it in connection with the Acquisition Debt to the Utility Subsidiaries. Finally, the Acquisition Debt has not affected the utility Subsidiaries' financial position or credit, as evidenced by their credit ratings, their projected capitalization ratios and cash flow.

ITEM 4.  REGULATORY APPROVAL

1. Public Service Company of New Hampshire must file a copy of the Proposed Amended Tax Allocation Agreement with the New Hampshire Public Utilities Commission, for notice purposes, within 10 days after the date on which it is executed, and Western Massachusetts Electric Company must file a copy of the Proposed Amended Tax Allocation
Agreement, for notice purposes, with the Massachusetts
Department of Telecommunications and Energy. Either commission could, sua sponte, institute a proceeding and hold hearings on the Proposed Amended Tax Allocation
Agreement.

2. Except as stated above, no other state commission, and no federal commission, other than this Commission, has jurisdiction over the Proposed Amended Tax Allocation
Agreement.

ITEM 5.  PROCEDURE.

1. The Applicant hereby requests that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H. The Applicant respectfully requests the Commission's approval, pursuant to this Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date. Additionally, the Applicant (i) requests that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consents to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waives the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

Other Matters

1. Except in accordance with the Act, neither NU nor any Subsidiary thereof (a) has acquired an ownership interest in an EWG or a FUCO, as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its Subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

2. NU currently meets all of the conditions of Rule 53(a), except for clause (1). At June 30, 2004, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $448.2 million, or approximately 53.6% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2004 ($836 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in EWGs in an amount not to exceed $1 billion would not have either of the adverse effects set forth in Rule 53(c). (Holding Co. Act Release No. 35-27868, June 30, 2004, the "Rule 53 Order"). NU continues to assert that its EWG investment in NGC will not adversely affect the System.

3. In addition, NU and its Subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

      (i) NGC maintains books and records, and prepares financial statements, in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

      (ii) No employees of NU's public utility Subsidiaries have rendered services to NGC;

      (iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility Subsidiaries;

      (iv) Neither NU nor any Subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

      (v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

      (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

4. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility Subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization ratio, consolidated retained earnings, credit ratings and historical performance of its EWG.

5. NU's EWG investment (it has no FUCO investment) has been profitable for all quarterly periods ending June 30, 2000 through June 30, 2004 (NGC was acquired in March 2000). As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, NU's consolidated capitalization consisted of 35.3% common equity and 64.7% debt (including long and short-term debt, preferred stock, capital leases and guarantees).

6. As of June 30, 2000, the end of the first quarter after the issuance of the Rule 53(c) Order, the consolidated capitalization ratios of NU, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                                      As of June 30, 2000
                                    (thousands
                                    of dollars)          %


     Common shareholders' equity     2,365,854         36.9
     Preferred stock                   277,700          4.3
     Long-term and short-term debt   3,768,353         58.8

Total                                6,411,907        100.0%


7.    The consolidated capitalization ratios of NU as of June
30, 2004, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:


                                      As of June 30, 2004
                                    (thousands
                                    of dollars)          %

     Common shareholders' equity     2,323,458         34.8
     Preferred stock                   116,200          1.7
     Long-term and short-term debt   2,605,848         39.0
     Rate Reduction Bonds            1,639,344         24.5

Total                                6,684,850        100.0%

     If Rate Reduction Bonds are not included, the consolidated capitalization ratio of NU as of June 30, 2004 is as follows:

                                      As of June 30, 2004
                                    (thousands
                                    of dollars)          %

     Common shareholders' equity     2,323,458         46.0
     Preferred Stock                   116,200          2.3
     Long-term and short-term debt   2,605,848         51.7

Total                                5,045,506        100.0%

8. As of June 30, 2000, the end of the first quarter after the issuance of the Rule 53(c) Order, NU's consolidated retained earnings were $593.6 million. At June 30, 2004, NU's consolidated retained earnings were approximately
$840.1 million. NGC has made a positive contribution to earnings by contributing $148.7 million in revenues in the 12-month period ending June 30, 2004 and net income of $39.4 million for the same period. Although since the date of the Rule 53(c) Order, the common equity ratio of NU on a consolidated capitalization basis has decreased, it is mainly as a result of the issuance of the Rate Reduction Bonds and still it remains at a financially healthy level, above the 30% benchmark required by the Commission. If Rate Reduction Bonds are excluded from the calculation of the common equity ratio, NU's consolidated common equity ratio has increased since the date of the Rule 53(c) Order. Accordingly, NU's investment in its EWG has not had an adverse impact on NU's financial integrity.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.

         A.  EXHIBITS.

     *B.   Form of Amended Tax Allocation Agreement. (withdrawn)

     B-2   Proposed Form of Second Amended and Restated Tax Allocation
           Agreement

     *F    Legal Opinion

     *H    Form of Notice

     *K-1  Comparison of Allocation of Federal Income Tax
           Liability under Proposed Amended Tax
           Allocation Agreement and Rule 45(c).


* Previously Filed

      B.  FINANCIAL STATEMENTS.

      1. Northeast Utilities Consolidated Balance Sheets, as of December 31, 2002, and Consolidated Statements of Income and Statement of Retained Earnings, for the 12 months ended December 31, 2002 and Statement of Capitalization as of December 31, 2002 (incorporated by reference to NU Annual Report on Form 10K for the year ended December 31, 2002 filed with the Commission).

      2. Northeast Utilities Consolidated Balance Sheets, as of March 31, 2003, June 30, 2003 and September 30, 2003, and Consolidated Statements of Income and Statement of Retained Earnings, for the quarters ended March 30, 2003,
June 30, 2003 and September 30, 2003 and Statement of
Capitalization as of March 31, 2003, June 30, 2003 and
September 30, 2003 (incorporated by reference to NU
Quarterly Report on Form 10Q for the Quarters ended March
31, 2003, June 30, 2003 and September 30, 2003 filed with the Commission, File 1-5324).

      3.  The impact of the Proposed Amended Tax Allocation
Agreement is set forth in Exhibit K-1

      4. Northeast Utilities Consolidated Balance Sheets, as of December 31, 2003, and Consolidated Statements of Income and Statement of Retained Earnings, for the 12 months ended December 31, 2003 and Statement of Capitalization as of December 31, 2003 (incorporated by reference to NU Annual Report on Form 10K for the year ended December 31, 2003 filed with the Commission).

      5. Northeast Utilities Consolidated Balance Sheets, as of March 31, 2004 and June 30, 2004, and Consolidated
Statements of Income and Statement of Retained Earnings for the quarters ended March 30, 2004 and June 30, 2004 and
Statement of Capitalization as of March 31, 2004 and June
30, 2004 (incorporated by reference to NU Quarterly Report on Form 10Q for the Quarters ended March 31, 2004 and June
30, 2004 filed with the Commission, File 1-5324).

                  [SIGNATURE PAGE TO FOLLOW]

                         SIGNATURES

    Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, each of the undersigned companies has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

October 20, 2004

Northeast Utilities
Northeast Utilities Service Company
The Connecticut Light and Power Company
CL&P Receivables, Inc.
Western Massachusetts Electric Company
Public Service Company of New Hampshire
Properties, Inc.
North Atlantic Energy Corporation
North Atlantic Energy Services Corporation
Holyoke Water Power Company
Holyoke Power and Electric Company
Charter Oak Energy Company
Northeast Nuclear Energy Company
Yankee Energy System, Inc.
Yankee Gas Services Company
Yankee Energy Financial Services Company
Yankee Energy Services Company
NorConn Properties, Inc.
The Rocky River Realty Company
The Quinnehtuk Company
NU Enterprises, Inc.
Northeast Generation Company
Northeast Generation Services Company
Woods Electrical Co., Inc.
Woods Network Services, Inc.
E. S. Boulos Company
NGS Mechanical, Inc.
Select Energy, Inc.
Select Energy New York, Inc.
Mode 1 Communications, Inc.
Select Energy Services, Inc.
HEC/Tobyhanna Energy Project, Inc.
Reeds Ferry Supply Co, Inc.
Select Energy Contracting, Inc.



     By:   /s/ Randy A. Shoop
           Name: Randy A. Shoop
           Title: Assistant Treasurer-Finance
           Northeast Utilities Service Company as Agent for
           all of the above-named Applicants.

------------------------------------------------------------


<FN1>   Under Rule 45(c), the "separate return tax" is
defined to mean "the tax on the corporate taxable income of an associate company computed as though such company were not a member of a consolidated group."

<FN2>   See The National Grid Group plc, Holding Co. Act
Release No. 35-27154 (Mar. 15, 2000).

<FN3>   See Allocation of Consolidated Federal Income Tax
Liability by Registered Holding Companies and their Subsidiaries,
Holding Co. Act Release No. 35-21767 (Oct. 29, 1980) citing Sen. Doc. 92, Part 72A, 70th Congress, 1st Sess. at pp. 477-482.

<FN4>   See Rule 52, which allows a holding company to charge its
effective cost of money on downstream loans to subsidiaries.

<FN5>  Section 12(a) of the Act provides that "[I]t shall be unlawful for any registered holding company, by use of the mails or any means of instrumentality of interstate commerce, or otherwise, directly or indirectly, to borrow, or to receive any extension of credit or indemnity, from any public-utility company in the same holding-company system or from any subsidiary company of such holding company . . .."

<FN6>   Section 12(b) of the Act provides that "[i]t shall
be unlawful for any registered holding company or subsidiary company thereof . . . directly or indirectly, to lend or in any manner extend its credit to or indemnify any company in the same holding company system in contravention of such rules and regulations or orders as the Commission deems necessary or appropriate . . .the Commission promulgated Rule 45(a) pursuant to Section 12(b) of the Act.

<FN7>    See Holding Co. Act Release No. 35-21767 (Oct. 29,
1980), citing Senate Doc. 92, Part 72A, 70th Congress, 1st Sess.,
1930, pp. 477 - 482.

<FN8>   It should be noted that the earlier rule - Rule
45(b)(6) - did not by its terms restrict the holding company from retaining the benefit of the tax losses it generated. Rather, as the Commission explained in its release proposing Rule 45(c), Rule 45(b)(6) had been interpreted to require the sharing of tax savings and liabilities exclusively among the members of the group with actual separate return tax liability or positive income. Thus, all loss companies, including but not limited to the parent holding company, had been excluded from sharing in consolidated tax benefits, by interpretation, under Rule 45(b)(6).

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